

Mail Stop 3030

January 20, 2010

<u>Via U S Mail and FAX [(713) 465-1080]</u>

Mr. Frank Neukomm
Chief Executive Officer
American Security Resources Corporation
19 Briar Hollow Lane, Suite 125
Houston, Texas 77027

      Re: **American Security Resources Corporation**
              Form 8-K for Item 4.01
              Filed January 19, 2010
              File No. 000-28419

Dear Mr. Neukomm:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

<u>Form 8-K Filed January 19, 2010</u>

1. Please amend your report to include all of the information required by Item 304(a)(2) of Regulation S-K, concerning the engagement of the new accountant. State whether, during your two most recent fiscal years and any subsequent interim period, the new accountant was consulted about the items in each of subparagraphs (i) and (ii).

Please file your response and amendment via EDGAR in response to the comment within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3606. In my absence, you may call Brian Cascio, Branch Chief at (202) 551-3676.

Sincerely,

Jeanne Bennett
Staff Accountant